UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form SD

SPECIALIZED DISCLOSURE REPORT

Marvell Technology Group Ltd.

(Exact name of registrant as specified in its charter)

Bermuda	0-30877	77-0481679
(State or other jurisdiction of incorporation or organization)	(Commission File No.)	(I.R.S. Employer Identification No.)

Canon’s Court

22 Victoria Street

Hamilton HM 12, Bermuda

(Address of principal executive offices)

Tom Savage

Vice President, Global Legal Affair

sand Governmental Policy

(408) 222-9753

(Name and telephone number, including area code, of

person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this report applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1, 2013 to December 31, 2013.

Section 1. Conflict Minerals Disclosure.

Item 1.01. Conflict Minerals Disclosure and Report.

This Form SD of Marvell Technology Group Ltd. (the “Company”) is filed pursuant to Rule 13p-1 under the Securities and Exchange Act of 1934 (the “Rule”) for the reporting period January 1, 2013 to December 31, 2013.

The Company has determined that certain conflict minerals (as defined in paragraph (d)(3) of Item 1.01) are necessary to the functionality or production of products manufactured by the Company and its subsidiaries and has reason to believe that, during the period covered by this report, certain of such conflict minerals may have originated in the Democratic Republic of the Congo (the “DRC”) and/or one or more of the countries that share an internationally recognized border with the DRC. Accordingly, the Company has prepared a Conflict Minerals Report, a copy of which is attached hereto as Exhibit 1.02. The Conflict Minerals Report is also publicly available on the Company’s website at www.marvell.com.

Item 1.02. Exhibit.

As noted in item 1.01, the Company is filing its Conflict Minerals Report as Exhibit 1.02 to this report.

Section 2. Exhibits.

The following exhibit is filed as a part of this report:

Exhibit No.	Description

1.02	Conflict Minerals Report of Marvell Technology Group Ltd.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

Date: May 30, 2014

Marvell Technology Group Ltd.

By:	/s/ Michael Rashkin
Michael Rashkin
Chief Financial Officer

EXHIBIT INDEX

Exhibit No.	Description

1.02	Conflict Minerals Report of Marvell Technology Group Ltd.

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